UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


                             SCHEDULE 13G


               Under the Securities Exchange Act of 1934

                    MFS Communications Company, Inc.
                           (Name of Issuer)


                    Common Stock $0.01 Par Value
                  (Title of Classes of Securities)


                             55272T101
                          (CUSIP Number)








     Check the following box if a fee is being paid with this statement: [ ]

                             SCHEDULE 13G
CUSIP No. 55272T101                                     Page   2

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Peter Kiewit Sons', Inc.
          47-0210602

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)  [  ]
               (b)  [  ]
       N/A

3      SEC USE ONLY


4      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware corporation

                 5     SOLE VOTING POWER
                         -0-
 NUMBER OF
  SHARES
BENEFICIALLY     6     SHARED VOTING POWER
 OWNED BY                N/A
  EACH
 REPORTING       7     SOLE DISPOSITIVE POWER
  PERSON                 -0-
   WITH
                 8    SHARED DISPOSITIVE POWER
                         N/A


9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       -0-

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*
               [  ]
       N/A

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       -0-

12     TYPE OF REPORTING PERSON*
       HC

                               SCHEDULE 13G
CUSIP No. 55272T101                                     Page   3

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Kiewit Diversified Group Inc.
          47-0705284

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)  [  ]
               (b)  [  ]
       N/A

3      SEC USE ONLY


4      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware corporation

                 5     SOLE VOTING POWER
                         -0-
 NUMBER OF
  SHARES
BENEFICIALLY     6     SHARED VOTING POWER
 OWNED BY                N/A
  EACH
 REPORTING       7     SOLE DISPOSITIVE POWER
  PERSON                 -0-
   WITH
                 8     SHARED DISPOSITIVE POWER
                         N/A

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       -0-

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*
               [  ]
       N/A

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       -0-

12     TYPE OF REPORTING PERSON*
       CO

                         SCHEDULE 13G STATEMENT

     This Schedule 13G and Statement are filed with respect to certain shares of the Common Stock of MFS Communications Company, Inc. ("Issuer") which were owned by Kiewit Diversified Group Inc. ("KDG"). KDG is a wholly owned subsidiary of Peter Kiewit Sons', Inc. ("PKS").

     On September 29, 1995, KDG exchanged 2,900,000 shares of MFS Common Stock for 15,000,000 shares of MFS Series B Convertible Preferred Stock, $.01 par value ("MFS Preferred Stock"). On September 30, 1995, KDG distributed all its shares of MFS Common Stock and MFS Preferred Stock to PKS as a dividend. Next, PKS purchased 28,986 shares of MFS Common Stock from MFS for $1 million. Finally, on September 30, 1995, PKS distributed all its (40,062,658) shares of MFS Common Stock and all its (15,000,000) shares of MFS Preferred Stock to the holders of record on September 30, 1995 of the PKS Class D Diversified Group Convertible Exchangeable Common Stock, as a dividend, pro rata. At the end of September 30, 1995, neither PKS nor KDG retained any shares of MFS Common Stock or MFS Preferred Stock.

ITEM 1.

     (a)  Name of Issuer:  No change.

     (b)  Address:  No change.

ITEM 2.

     (a)  Name of Person Filing:  No change.

     (b)  Address:  No change.

     (c)  Citizenship:  No change.

     (d)  Title of Class of Securities:  No change.

     (e)  CUSIP Number:  No change.

ITEM 3.   No change.

ITEM 4.   Ownership.  Not applicable; see Item 5.

ITEM 5.   Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check
the following      [ X ]

ITEM 6.   Ownership of More than Five Percent on Behalf of Another
          Person.
None. However, as a result of the stock dividends declared as of and paid on September 30, 1995 described above, two individual stockholders of PKS, Walter Scott, Jr. and Donald L. Sturm, will each own more than five percent of the outstanding shares of MFS Common Stock and MFS Preferred Stock.

ITEM 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
Company.  No change.

ITEM 8.   Identification and Classification of Members of the
Group.  No change.

ITEM 9.   Notice of Dissolution of Group.  Not applicable.

ITEM 10.  Certification.  Not applicable.


                        JOINT FILING AGREEMENT

     In lieu of a separate written agreement attached as an exhibit pursuant to Rule 13d-1(f)(1), by signing below, KDG and PKS hereby agree that this Schedule 13G and Statement are filed on behalf of each of them.





                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     October 2, 1995.


                                         /s/  Robert E. Julian
                                      Executive Vice President
                                      Kiewit Diversified Group Inc.

                                         /s/  Robert E. Julian
                                      Executive Vice President
                                      Peter Kiewit Sons', Inc.